UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41356

Electra Battery Materials Corporation

(Translation of registrant's name into English)

133 Richmond St W, Suite 602

Toronto, Ontario, Canada

M5H 2L3

(416) 900-3891

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Incorporation by Reference

The information contained in this Report on Form 6-K (this “Form 6-K”) and Exhibits 99.1 and 99.2 herewith are hereby incorporated by reference as an exhibit to (i) the Registration Statement on Form S-8 (File No. 333-264589), (ii) the Registration Statement on Form F-3, as amended (File No. 333-288364) and (iii) the Registration Statement on Form F-3, as amended (File No. 333-291766) of Electra Battery Materials Corporation (the “Company”).

EXHIBIT INDEX

Exhibit Number	Description

99.1	Condensed Interim Consolidated Financial Statements for the three months ended September 30, 2026
99.2	Management’s Discussion and Analysis for the three months ended September 30, 2026
99.3	Press release dated November 9, 2026
99.4	Form 52-109F2 CEO Certification of Interim Filings
99.5	Form 52-109F2 CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)

Date: November 9, 2026	/s/ Trent Mell
Trent Mell
Chief Executive Officer and Director